SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March 2004

NASPERS LIMITED

(Translation of registrant's name into English)

Naspers Centre
40 Heerengracht
Cape Town
SOUTH AFRICA 8001
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒   Form 40-F: ❏

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ❏   **No**: ☒

EXHIBIT LIST

Exhibit	Description	Sequential Page Number
	• Announcement regarding Shemes of Arrangement in respect of M-Net and SuperSport dated March 10, 2004	























Electronic Media Network Limited
(Incorporated in the Republic of South Africa)
(Registration number 1985/002853/06)
Share code: MNS ISIN: ZAE000014304
("M-Net")

SuperSport International Holdings Limited
(Incorporated in the Republic of South Africa)
(Registration number 1997/004203/06)
Share code: MNS ISIN: ZAE000014304
("SuperSport")

Naspers Limited
(Incorporated in the Republic of South Africa)
(Registration number 1925/001431/06)
Share code: NPN ISIN: ZAE000015889
("Naspers")

ANNOUNCEMENT REGARDING SCHEMES OF ARRANGEMENT IN RESPECT OF M-NET AND SUPERSPORT ("THE SCHEMES")

Further to the press announcement dated 4 March 2004, in which it was stated that the requisite majorities of shareholders at the Scheme Meetings had approved the Schemes, Investec Bank Limited advises that, while the report to the Court on the Scheme Meetings will be made on Tuesday, 16 March 2004, the Court will be asked to postpone the application to sanction the Schemes by one week. If the postponement is granted, sanctioning of the Schemes will be delayed by one week, but it will not impact on the record date or the operative date of the Schemes.

The reason for the requested postponement is that an urgent application ("the Application") has been made to the Competition Tribunal by a third party ("the Applicant") for an order, amongst other things, that the Schemes give rise to a notifiable merger in terms of the Competition Act of 1998, and that the implementation thereof should be delayed until the Schemes have been notified to the competition authorities and approved.

Prior to the first announcement of the proposed Schemes on 17 December 2003, M-Net, SuperSport and Naspers ("the Parties") were advised by Senior Counsel and their regulatory attorneys that the Schemes did not give rise to a change of control as contemplated in the Competition Act and were accordingly not notifiable.

Subsequently the Competition Commission also considered the matter. After an exchange of correspondence and after meeting with representatives of the Parties, it stated "the transaction does not appear to constitute a merger as defined in the Competition Act and is therefore not notifiable".

Accordingly, based on the clear advice received from legal advisers and the approach taken by the Competition Commission, the Parties have not notified the Schemes to the Competition Commission.

The Application will be heard on Friday 19 March 2004, and the Applicant and the Parties will request the Tribunal to issue its decision on the Application as soon as possible in view of the urgency of the matter.

The Parties need to alert shareholders that if, contrary to the advice received and contrary to the position of the Competition Commission, the Schemes must be notified to the competition authorities, the implementation of the Schemes will be delayed and uncertainties will be introduced.

Once the outcome of the Competition Tribunal hearing is known, and if the salient dates pertinent to the Schemes need to be amended, shareholders will be advised accordingly.

Randburg
11 March 2004

Merchant bank and transactional sponsor

Investec Bank Limited
Investec Bank Limited
(Registration number 1969/004763/06)

Sponsor to M-Net and SuperSport

sasfin
CORPORATE FINANCE
A Division of Sasfin Bank Limited

Independent advisers to M-Net and SuperSport

andisa

SCMB
Standard Corporate and Merchant Bank
(A division of The Standard Bank of South Africa Limited)
(Registration number 1962/000738/06)

Attorneys to the transaction

read hope phillips
ATTORNEYS

Attorneys to Naspers

JAN S. DE VILLIERS
ATTORNEYS

Reporting accountants and auditors

PRICEWATERHOUSECOOPERS
PricewaterhouseCoopers Inc
Chartered Accountants (SA)
Registered Accountants and Auditors
(Registration no 1998/012055/21)

Attorneys

WWB
WEBBER WENTZEL BOWENS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Naspers Limited

Date: March 12, 2004 by   By: /s/ Stephan J. Z. Pacak

                                             Name: Stephan J. Z. Pacak
                                             Title: Director